Exhibit 99.1

Titan Medical Reports Financial Results for the First Quarter 2022

Manufacturing Team and Capabilities Continue to Expand

TORONTO, May 12, 2022 - Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced financial results for the three months ended March 31, 2022.

“The entire team is focused on driving performance and progress supporting our IDE application submission milestone. We are also starting to prepare for the forthcoming commercialization of the Enos single-access RAS platform for gynecological surgery, our initial target indication for use,” stated Paul Cataford, Interim President, CEO and Board Chair. “We are working closely with Benchmark on the capital equipment build of six Enos systems and have expanded our team and capability for our in-house production of instruments and cameras at our Chapel Hill facility. These capital units, instruments and cameras will go into validation and verification testing in late summer,” concluded Mr. Cataford.

The company remains on track with the De Novo regulatory process for marketing authorization with the U.S. Food and Drug Administration (FDA). Utilizing the Q-Submission Program, the company has engaged in ongoing dialogue with the FDA clarifying requirements in an effort to mitigate against timeline risks. The company plans to file the IDE application with the FDA in the first quarter of 2023 and anticipates receiving a response on the IDE from the FDA in the first half of 2023. Following IDE approval, Titan expects the IDE clinical study to proceed and be completed in time for submission of a De Novo classification request in 2024. Commercial launch of the Enos system is scheduled to begin upon receipt of marketing authorization from the FDA, anticipated in early 2025.

Recent Company Activities and Progress

●	Announced Purchase Order with Medtronic plc
o	Purchase order covers the purchase of instruments and cameras that will be used in preclinical activities and the evaluation of Titan Medical as a potential manufacturing and supply partner for Medtronic.

●	Completed additional animal lab
o	Additional surgeon validation was gained during a recent animal lab where Titan received positive feedback on improvements on the vision system and on electrical energy instrumentation. New insights on laparoscopic surgeon ease of adoption to robotic surgery were also noted, which the company intends to address in training programs.

●	Continued communications with the FDA via Q-submission process
o	The company submitted a Q-submission and completed a conference call with the FDA, as part of its ongoing communications plan to obtain additional guidance from the FDA. The company anticipates another Q-submission before the end of the second quarter.

●	Ongoing product development and transfer to manufacturing
o	The company completed the design transfer of capital equipment and is working to finalize the selection for contract manufacturers for draping and consumables.

●	CEO search progress
o	The board’s ad hoc CEO selection committee has met with a number of qualified candidates in its search for a permanent CEO to replace Interim President and CEO Mr. Cataford.

●	Evaluating options to address Nasdaq notification regarding minimum bid price deficiency
o	In addition to reviewing its options, the company continues to try to regain compliance with Nasdaq Rule 5550(a)(2) prior to the June 28, 2022 deadline.

●	Paul Cataford presented and participated in the Bloom Burton & Co Healthcare Investor Conference in Toronto on May 2, 2022

Financial Highlights

As of March 31, 2022, Titan had cash and cash equivalents of $30.1 million, compared to $32.3 million at December 31, 2021.

For the three months ended March 31, 2022, R&D expenses increased to $9.4 million compared to $7.6 million for the for the three months ended March 31, 2021. In the quarter, the Company’s R&D expenses were focused on finishing product development and transferring key components on the Enos System to manufacturing. In the comparative period, R&D expenses related to the development of the Enos System and the development work required to achieve the milestones under the Development Agreement with Medtronic.

G&A expenses decreased to $2.5 million for the three months ended March 31, 2022 compared to $4.1 million for the three months ended March 31, 2021. The decrease in G&A expenses in the quarter is related to a decrease in professional and consulting fees of $0.9 million and a decrease in stock-based compensation of $0.2 million.

The company’s interim financial statements and MD&A are available at www.sedar.com and/or at www.sec.gov.

Investor Audio Webcast Information

Titan Medical will host an investor audio webcast at 8:30 a.m. ET today (May 12, 2022) to discuss the company’s financial results for the three months ended March 31, 2022, and recent business highlights. The webcast can be accessed via the Investor Relations section of the company’s website www.titanmedicalinc.com.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s focus on the development and commercialization of its innovative surgical technologies for single access robotic-assisted surgery; the company’s plans and estimation of completing product and software development, testing and verification of the Enos system; the company’s preparation for commercialization of the Enos system; the company’s work with Benchmark on the capital equipment build; the validation and verification testing in late summer of the capital units, instruments and cameras; the company remaining on track with the De Novo regulatory process for marketing authorization with the U.S. FDA; the company’s ongoing dialogue with the FDA and plans with respect to regulatory submissions, including for an IDE and De Novo application; the company’s utilization of the Q-Submission program to mitigate against timeline risks, including filing a Q-Submission before the end of the second quarter; the company’s plans for clinical studies; the company’s expectations with respect to timing for the commercial launch of the Enos system; the company’s potential as a manufacturing and/or supply partner for Medtronic; the company’s evaluation and selection of a contract manufacturers for draping and consumables; the company’s intention to host an upcoming investor audio webcast; the Enos robotic single access surgical system being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand; and that Titan intends to initially pursue gynecologic surgical indications. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties, and assumptions. Many factors could cause the company’s actual results, performance, or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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